Exhibit 1



News Release
Datapoint Corporation, 8400 Datapoint Drive, San Antonio, Texas 78229-8500

FOR IMMEDIATE RELEASE                   Contact:  Blake Thomas
                                                  Chief Operating Officer
                                                  331.40.07.37.01

                                                  Philip P. Krumb
                                                  Chief Financial Officer
                                                  210.593.7901


                     DATAPOINT CORPORATION ANNOUNCES SALE OF
                       EUROPEAN AUTOMOTIVE DEALER NETWORK


          San Antonio, Texas/Paris, France - June 25, 1996...Datapoint

Corporation (NYSE:DPT) announced today that it has consummated the sale to

Kalamazoo Computer Group, plc, an English public limited company, of Datapoint's

European Automotive Dealer Management Systems division.  From the sales proceeds, including the sale of its French and Belgium operations expected to close within 30 days, Datapoint expects to realize approximately $29.5 million

(net of transaction related expenses and adjustments).  Under the terms of the sale, Datapoint will continue to provide computer hardware service to the network through a subcontract arrangement with Kalamazoo.

          Sales proceeds will be applied, in part, as follows: $2.857 million to pay the June 1, 1996 interest payment on Datapoint's 8-7/8% Convertible

Subordinated Debentures due 2006, $2.2 million to Northern Telecom, Inc.,

representing the two deferred principal payments on the secured debt which were due in December 1994 and December 1995 and accrued and unpaid interest,





























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and $850,000 to satisfy and discharge in full the outstanding senior secured indebtedness owing to the CIT Group/Credit Finance.  The balance of the proceeds will be utilized by Datapoint for working capital purposes and to pay other obligations of the Company.  This may include, from time to time, repurchasing in the public market or in privately negotiated transactions the 8-7/8%

Convertible Debentures or to otherwise reduce existing debt owed by the Company to its credit groups.

          Datapoint is continuing to explore the sale, on a selected basis, of certain operations in order to strengthen its financial position.  As previously announced, Datapoint expects to present to its stockholders an exchange offer to exchange the outstanding Preferred Stock into Common Stock.  Such a measure which would eliminate accrued and unpaid as well as ongoing dividend requirements, will be a further step in strengthening the financial position of the Company.

          Separately, Datapoint announced that a contract that is had entered into to sell, for approximately $4 million net of first mortgage obligations,

the three buildings which Datapoint owns in San Antonio, Texas, has been terminated.  The Company has contacted other interested parties and will continue to offer for sale these properties.

          Datapoint, a leading supplier of automotive dealer applications,

network information technology, telebusiness and desktop video conferencing solutions, markets it products and




























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services in 49 countries worldwide.



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